Exhibit 99.1

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685-9441
www.westernwindenergy.com

N E W R E L E A S E

June 4, 2008

Toronto Venture Exchange Symbol: “WND”
Issued and Outstanding: 29,942,221

WESTERN WIND ANNOUNCES THE STATUS OF ITS VARIOUS PROJECTS AND FINANCING ARRANGEMENTS

Western Wind has issued several news releases in the past two years announcing the development of new projects and the status of existing projects and financing arrangements. Western Wind is pleased to provide this update on the status of projects and financing that were previously announced.

To more fully understand the renewable energy business and the status of its various development projects, Western Wind provides the following brief primer. For more detailed information on the renewable energy industry, please see Western Wind’s Form 20-F filed with the United States Securities Exchange Commission (“SEC”): www.sec.gov.

Wind energy projects are generally developed according to specific milestones. In addition to the necessary financing, each project must meet the following milestones to be a viable project:

  Site control, i.e., the land on which the renewable energy generating facility (wind turbines or solar arrays) will be located. For wind farms the amount of land and the distribution of wind speed and direction are determining factors in the number of megawatts that can be generated on a given piece of land. Site control is required to apply for interconnection and transmission service;

  Transmission access, i.e., executed interconnection and transmission service agreements with transmission line owners and/or operators. Prior to execution of such agreements, the transmission line owners/operators must complete system impact studies showing sufficient capacity is available on the transmission line(s) and facilities studies showing the electrical equipment that must be installed to ensure that the generation facility has no adverse impacts on the reliability and operation of the transmission owner’s system. The interconnection and transmission process in the U.S. follows the Federal Energy Regulatory Commission’s (“FERC”) standard generation interconnection procedures, which generally requires that agreements be executed within approximately 14 months from the date of the interconnection request, barring any unforeseen issues;

  Power purchase agreements (“PPA”) for the sale of energy generated from the project facility;

  Zoning, if special zoning required (e.g., wind energy zone or, if unavailable, a conditional use permit) and construction permits. Zone change applications and conditional use permits entail archaeological and environmental surveys to ensure that the generating facility has no significant impact to the environment or adverse impacts on nearby residents;

  Design and engineering of the project site, including the kinds of wind turbine generators or solar arrays, towers and electrical equipment to be used and the layout of the project.
  The design and engineering drawings and layouts are then submitted to the applicablelocal government to obtain building permits;

  Ordering long-lead items, e.g., turbines or solar arrays and transformers (these items can take a year or more from order date to on-site delivery);

  Project construction;

  Testing and commissioning; and

  Commercial operation.

Profitability of renewable energy generation is based on, among other things, the cost per megawatt (referred to as “CAPEX”), the PPA rate, the energy yield per megawatt (“MW”), the annual operating and maintenance cost (“OMEX”), the number of MWs built and, if PPA prices, as in California, are based on prices of oil or gas at specific delivery points in the U.S., then the price of such fuels at those delivery points. PPAs are generally 5, 10, 15, 20 or 30 years in duration in California.

In its October 1, 2007 news release, Western Wind reported that it “has a credible pipeline of over 1,300 megawatts of site locations in the state of California.” Western Wind has identified many sites throughout California that could produce up to 1,300 MW based on the level of wind resource available. We have purchased or leased over 6,500 acres in California to date. The 1,300 MW target is based on the exclusive wind resource package of 66 sites presented to us by one of the leading meteorologists in the wind industry today, Rich Simon, M.S. as part of our California Initiative.

In California and Arizona, Western Wind owns or leases 27,480 acres, which comprises the following projects:

Generating	Development	Nameplate	Land	State
Facility	Stage	Capacity	Resource
		(MW)	(acres)
Mesa Wind Farm	Producing	30	440	California
Windridge Wind	Producing	4.5	192	California
Farm
Windstar Project	Late-stage	120	1,389	California
	development
Barstow Project	Early-stage	100	3,300	California
	development
Reef City	Early-stage	40	1,200	California
	development
Steel Park	Late-stage	15	1,108	Arizona
	development
Steel Park	Early-stage	200	19,051	Arizona
Expansion	development
Howling Dog	Early-stage	15	360	Arizona
	development
Red Lake	Early-stage	20	440	Arizona
	development

In addition, Western Wind is currently in the process of acquiring additional sites as part of its California Initiative and due to the proprietary nature of site locations, Western Wind cannot disclose the details about future site locations and estimated capacity.

Estimated nameplate capacity for particular projects can increase or decrease based on the following risk factors: limiting construction factors, such as topography and geography; any future or unknown environmental uncertainties; changes in capital cost items; changes in projected operating and maintenance costs; ability to obtain project financing and market conditions in the debt and project equity markets; interest in power purchase entities to procure specific amounts of energy; changes in local zoning policies; and events of force majeure, such as earthquakes, landslides, etc.

Western Wind has purchased or leased additional sites with potential for solar and wind development in California and Ontario and continues to pursue acquisitions of sites with sufficient wind and/or solar resources.

Windstar Project, Tehachapi, California

Site control

Western Wind currently owns 1,389 acres of land in Tehachapi, California sufficient to build its 120 MW Windstar Project.

Transmission Access

Western Wind has submitted the required applications and expects to have all required transmission agreements executed by early October 2008. Western Wind has executed interconnection and transmission service agreements for the privately owned Sagebrush Line. In accordance with the rules approved by the U.S. Federal Energy Regulatory Commission, Western Wind must construct Windstar by December 31, 2010 to maintain its current queue position with the California Independent System Operator. This date may not be extended. If Western Wind is not in commercial operation by December 31, 2010, it will have to reapply for interconnection and transmission access.

Power Purchase Agreements

Western Wind has a PPA with Southern California Edison Company, which has been amended from time to time to extend the commercial operation date. Currently, the PPA requires that the Windstar Project be in commercial operation by December 31, 2009; however, the Company is waiting for approval from SCE for an amendment to extend the commercial operation date to December 31, 2010. Western Wind may terminate the contract if it cannot acquire turbines at specified prices; however, due to the California Renewable Portfolio Standard requiring utility companies to meet specified targets by specified deadlines, Western Wind can negotiate a new PPA if the price term in the existing PPA cannot be adjusted.

Zoning and Permits

Western Wind has submitted to Kern County the required applications and associated archeological and environmental reports and expects to receive approval of its application for a zone change for the Windstar Project by the end of August 2008.

Design and Engineering

Upon receiving approval for the requested zone change, Western Wind will prepare and submit the design and engineering for the project site to Kern County to complete the building permit. The information to be submitted typically includes, but is not limited to engineered plot plans showing turbine locations, engineered structural foundation design and drawings, engineered structural soil reports, civil design drawings for roads and pads, and engineered substation design drawings. If approval is received on or about August 2008, Western Wind projects that the structural permit process can be completed and permits issued by March 2009.

Long-lead items

In its November 12, 2007 press release, Western Wind stated that delivery of turbines was expected in late 2008 and commissioning expected in the second quarter 2009. Upon securing financing, Western Wind will order turbines and other electronic equipment or turbines will be provided by another party as part of their participation in the project. Generally, turbines must be delivered six months prior to the anticipated construction completion date. The strategic partners with which Western Wind is currently negotiating have wind turbines in inventory.

Construction

Assuming meeting the above timelines, construction is anticipated to begin in April 2009 and be completed in November 2009.

Financing

The projected cost to construct the entire project is estimated, at this time, to be approximately US$280 million. Upon approval of the zone change request, Western Wind will be in a position to obtain standard debt financing or project tax equity. Western Wind may also elect to pursue other financing options, such as equity financing through a private placement of its stock or a joint venture with another company. Some of the institutional investors with which Western Wind is in discussions have turbines in inventory or have access to turbines, which would obviate the need to order turbines separately. There is no guarantee that Western Wind will receive financing on acceptable terms.

Valuation of the Windstar Project

In its May 21, 2008 news release, Western Wind announced that, although it had received an offer of $228 million to purchase the Windstar assets, Western Wind was still reviewing other options. The $228 million offer to purchase Western Wind’s Windstar Project assets is based on a $36 million up-front payment on the commencement of construction and the balance of $192 million payable over the 30-year life of the lease, based on the value of a 7% gross annual royalty from payments on the land, which would be retained by Western Wind and back-end bonus payments based on a confidential formula.

Risks

A detailed discussion of the general business risks and project milestones are contained in Western Wind’s Form 20-F filed with the SEC. Other than the risks discussed above, Western Wind does not believe there is any particularly increased risk specific to completing the necessary milestones to fully develop the Windstar Project.

Barstow Project, California

On February 14, 2008, Western Wind announced that it had secured a new 100-megawatt wind energy and solar site near Barstow, California. Western Wind has signed an agreement with the United States Bureau of Land Management (“BLM”) to conduct all required environmental surveys to install meteorological towers to complete detailed micro siting of the wind resource and to complete the installation of the towers. Detailed micro siting is scheduled to begin this summer and Western Wind projects that it will be completed within approximately six months. If Western Wind determines that the project economics are sufficient to justify developing a project, it will conduct the required environmental surveys to install wind turbines and towers and associated electrical equipment and apply for a commercial right of way grant from the BLM of approximately 3,300 acres. Western Wind is first in the queue to obtain this right of way. Western Wind fully expects the wind resource to support developing a project based on Rich Simon’s findings that wind speeds in the area average nine (9) meters per second. This project is in the earliest stages of development and Western Wind has not begun negotiations for a PPA or submitted applications for interconnection and transmission or zoning and permitting.

Mesa Wind Farm Repower Project, Palm Springs, California

The Mesa Wind Farm is an operating 30 MW wind farm, located on approximately 1120 acres leased from the BLM. Western Wind has submitted an application, including all required environmental and archeological studies to the BLM to replace the existing wind turbines with newer turbines to increase the total capacity of the wind farm to 50 MW. As an alternative to a repower of the entire wind farm, Western Wind is considering using a portion of the BLM right-of-way grant for a new 20 MW project. If the BLM approves the plan to repower, expected by the end of August 2008, Western Wind will determine whether to repower the entire project or add a new 20 MW project.

Windridge Wind Farm, Tehachapi, California

The Windridge Wind Farm is an operating 4.5 MW wind farm, located on 192 acres owned by Western Wind. Currently, the wind farm is operating below capacity and Western Wind is exploring options to replace the older wind turbines with fewer new larger capacity turbines to reach the 4.5 MW project capacity. In its October 24, 2007 news release, Western Wind announced that the U.S. Federal Aviation Administration (“FAA”) had approved the installation of three new wind turbines. Western Wind is now in the process of negotiating for wind turbines to use at this site. The site has the potential to be increased to 12 MW with appropriate transmission upgrades and a new PPA for the additional capacity. Such an expansion would require structural permits from Kern County and FAA approval for additional turbines to exceed the maximum height limit.

Solar Projects, Ontario, Canada

Western Wind is currently obtaining lease options to purchase land in Ontario for solar energy development. The options will allow Western Wind to purchase the land if Western Wind determines to move forward with the project. Western Wind has applied for interconnection and transmission service for two 10 MW projects with the Ontario’s Independent Electricity System Operator.

Discontinued Projects

In its February 20 and May 28, 2007 news releases, Western Wind announced that it was in discussions with an international consulting firm regarding the development of a 1,000-megawatt project in the Republic of India. Although the discussions proceeded to an advanced stage, the discussions ultimately failed to result in an agreement on developing the project.

In its January 25 and June 14, 2006 press releases, Western Wind announced that the Grand Manan project had received all permits and approvals and that Western Wind had selected the turbine manufacturer. In its Form 20-F, Western Wind stated that it had executed a PPA with New Brunswick Power, requiring the project to be in commercial operation by October 31, 2006. When Western Wind could not construct the project by October 2006, New Brunswick Power declined to amend the PPA and terminated the agreement. All operations in New Brunswick were discontinued.

Financial Updates

In its October 1 and 26, 2007 news releases, Western Wind also reported that it had begun negotiations with a major European commercial bank (Norddeutsche Landesbanke) for a debt facility to repay a loan to Pacific Hydro Pty Ltd. used to purchase and secured by the Mesa Wind Farm. Negotiations with Norddeutsche have been put on hold with regard to this loan, pending the closing of a private placement. As announced in its May 27 and 29, 2008 news releases, Western Wind engaged Loewen, Ondaatje, McCutcheon Limited to raise $15 million in a private placement of special warrants. The agents exercised their option to increase the private placement by 20 percent. The net proceeds will be used to repay the approximately $12.5 million balance of the Mesa acquisition loan from Pacific Hydro and for working capital purposes. The closing of the offering is expected to occur on or about June 20, 2008.

Western Wind is in the business of acquiring exceptional land sites, capital and technology for the production of electricity from renewable sources. Western Wind Energy conducts its operations through its wholly owned subsidiaries in Arizona and California. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
Chief Executive Officer

Cautionary Note on Forward Looking Statements

Certain statements included in this news release are forward-looking statements, which are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. They include estimates and statements that describe the Company’s future plans, objectives and goals, including words to the effect that the Company or management expects a stated condition or result to occur. When used herein, words such as “expect”, “estimate”, “believe”, “intend”, “intent”, “scheduled”; “projection”; “anticipate” and other similar expressions are intended to identify forward-looking statements. In particular, statements relating to the future revenues, profitability, cash flows, expenses, capital costs, regulatory approvals, financing, construction and commissioning are forward-

looking statements. Such forward-looking statements involve inherent risks and uncertainties and subject to other factors, many of which are beyond our control that may cause the actual results or performance to differ materially from those expressed or implied by such forward-looking statements. Such factors include, among others, asset impairment, price volatility, fluctuations in foreign exchange rates, economic and political events affecting energy supply and demand, fluctuations in wind grade, geological, operating and environmental risks, problems during the development, construction and startup phases of wind projects, inadequacy of insurance, etc. For a more comprehensive review of risk factors, please refer to the Company’s most recent annual report under “Management’s Discussion and Analysis of Financial Results” and Form 20-F under “Risk Factors” on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities filed on SEDAR at www.sedar.com. The Company disclaims any obligation to update or revise any forward-looking statements whether because of new information, events or otherwise. Readers are cautioned not to put undue reliance on these forward-looking statements. Additional information regarding the Company is included in the Company’s filings with the Canadian securities regulators and the United States Securities and Exchange Commission, a copy of which is posted on the SEDAR website at www.sedar.com.